SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
____________________________

CHAMBERS STREET PROPERTIES
(Name of Subject Company (issuer))

REIT EXCHANGE FUND, INC.
(Names of Filing Person (offeror))

Common Stock
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Nathan D. Leight Spring Asset Management LLC 801 Arthur Godfrey Road Suite 300 Miami Beach, FL 33140 (305) 209-9898	Copy to: Thomas D. Balliett, Esq. Philip R. Weingold, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

____________________________

(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$10,132.685.71	$1,382.10

(1)
Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the aggregate offering price of $500,000,000 multiplied by the subject company’s proportional, capitalization-weighted share of the offering as set forth in RXF’s Registration Statement on Form N-2, dated April 9, 2013.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $68,200
Form or Registration Number:  333-187821
Filing Party:  REIT Exchange Fund, Inc.
Date Filed:  April 9, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2013, as amended on April 15, 2013 and April 24, 2013, and relates to the offer by REIT Exchange Fund, Inc. (“RXF”) to exchange shares of common stock in Chambers Street Properties for a fixed number of RXF’s common shares, upon the terms and subject to the conditions set forth in the prospectus that forms part of the registration statement on Form N-2, dated April 24, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”) and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Prospectus, the “Exchange Offer”).

This amendment is being filed to announce that RXF has suspended commencement of the Exchange Offer until the SEC completes its review of the registration statement on Form N-2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 20, 2013

REIT Exchange Fund, Inc.

By: /s/ Guy M. Barudin
   Guy M. Barudin,
   Chief Operating Officer